

May 7, 2012

<u>Via Facsimile</u>
Mr. Richard J. Daly
Chief Executive Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

> **Re: Broadridge Financial Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 001-33220**

Dear Mr. Daly:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Fiscal Year 2011 Compared to Fiscal Year 2010, page 34</u>

1. We note your discussion of closed sales on pages 35 and 37. We also note your emphasis on closed sales in the information disclosed to investors in your quarterly earnings calls including statements made by Mr. Rich Daly in your February 7, 2012 earnings call transcript that "We believe recurring revenue closed sales is the most important sales metric to follow, as it is a good indicator of revenue growth." Please tell us whether your closed sales represent backlog. If so, please revise your disclosures in future filings to provide all of the information required by Item 101 (C)(1)(viii) of Regulation S-K, and

provide us with an example of your proposed future disclosures. If not, please tell us how you determine the amount of closed sales for each of your significant revenue streams including, if applicable, the nature and variability of significant assumptions inherent in any estimates involved. Please also explain in reasonable detail why you believe that closed sales information is meaningful to your investors and analysts. We may have further comment after reviewing your response.

Financial Statements, page 47

Note 5. Acquisitions, page 59

2. We note that you consummated several acquisitions during fiscal year 2011. Please tell us what consideration you gave to providing all of the disclosures required by ASC 805-10-50-2.h.

Note 13. Stock-Based Compensation, page 67

3. Please tell us your consideration for disclosing the total fair value of Time-based and Performance-based Restricted Stock Units vested during the period. Please refer to ASC 718-10-50-2 d.2.

4. Please tell us your consideration for disclosing the aggregate intrinsic value of fully vested Restricted Stock Units and Restricted Stock Units expected to vest at the date of your most recent balance sheet. Please refer to ASC 718-10-50-2.e.

Note 14. Employee Benefit Plans, page 70

5. We note your disclosure that you have a supplemental defined benefit pension plan for certain of your key officers. Please tell us your consideration for providing all of the disclosures required by ASC 715-20-50-1 for this plan.

6. In addition, we note your disclosure regarding Accumulated Other Comprehensive Income (Loss) in Note 17 on page 75 of a pension and post-retirement liability adjustment. Please tell us whether you have other post-retirement benefit plans, and if so, please tell us your consideration for disclosing the information required by ASC 715-20-50-1 and ASC 715-60-50 with respect to such plans.

Note 19. Quarterly Financial Results (Unaudited), page 77

7. Please revise future filings to disclose gross profit within your summarized quarterly results of operations in accordance with Item 302(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief